

04002776



UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2004
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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-44171

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 6 2004

REPORT AS OF ___12/31/03___
                MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

M. RAMSEY KING SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Tomlin Circle
(No. and Street)

Burr Ridge   **Illinois**   **60527**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary King   **(630) 789-0607**
                                              (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2003
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, **Mary R. King**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **M. Ramsey King Securities, Inc.** as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

C.E.O.
_____
Title

Subscribed and sworn to before me this

_23rd_ day of _February_ , 2004

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
M. Ramsey King Securities, Inc.

We have audited the accompanying statement of financial condition of M. Ramsey King Securities, Inc. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M. Ramsey King Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 4, 2004

M. RAMSEY KING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	436,444
Receivables from broker-dealer		78,597
U.S. Treasury bill on deposit with broker-dealer, at market		104,885
Fixed assets, net accumulated depreciation of $35,992		22,596
Other assets		11,250
	$	653,772

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Payables to broker-dealers	$	14,663
Accounts payable and accrued expenses		151,638
		166,301

Shareholder's Equity

Common stock; no par value, 1000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		75,000
Retained earnings		411,471
		487,471
	$	653,772

See accompanying notes.

M. RAMSEY KING SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

---

1.   **Organization and Business**

M. Ramsey King Securities, Inc. (the "Company") was incorporated in the State of Illinois on October 7, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company conducts business with institutional customers and introduces that business on a fully-disclosed basis to a clearing broker.

2.   **Summary of Significant Accounting Policies**

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis.

Depreciation
Fixed assets are being depreciated using accelerated methods for both financial reporting and income tax purposes.

Income Taxes
For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Therefore, no federal income tax is provided for in the Company's financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   **Concentrations of Credit Risk**

At December 31, 2003, a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by a total of $336,444, which represents approximately 70% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

3.   **Concentrations of Credit Risk, continued**

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to a clearing deposit and commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

4.   **Profit Sharing Plan**

The Company has established a profit sharing plan for qualified employees.

5.   **Related Party Transactions**

During the year ended December 31, 2003, the sole shareholder provided office space to the Company without charging rent.

6.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined.

At December 31, 2003, the Company had net capital and net capital requirements of $448,125, and $10,896, respectively.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**M. RAMSEY KING SECURITIES, INC.**	as of <u>December 31, 2003</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)	$ 487,471	[3480]
2.	Deduct: Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ 487,471	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities		[3525]
5.	Total capital and allowable subordinated liabilities	$ 487,471	[3530]

6. Deductions and/or charges:
- A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (Other receivable) $ 33,846   [3540]
  - 1. Additional charges for customers' and non-customers' security accounts   [3550]
  - 2. Additional charges for customers' and non-customers' commodity accounts   [3560]
- B. Aged fail-to-deliver   [3570]
  - 1. Number of items   [3450]
- C. Aged short security differences- less
  - reserved of   [3460]   [3580]
  - 2. Number of items   [3470]
- D. Secured demand note deficiency   [3590]
- E. Commodity futures contract and spot commodities proprietary capital charges   [3600]
- F. Other deductions and/or charges   5,500   [3610]
- G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)   [3615]
- H. Total deduction and/or charges $ (39,346)   [3620]

7.	Other additions and/or allowable credits (List)		[3630]
8.	Net Capital before haircuts on securities positions	$ 448,125	[3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
- A. Contractual securities commitments   [3660]
- B. Subordinated securities borrowings   [3670]
- C. Trading and Investment securities
  - 1. Bankers' acceptance, certificates of deposit, and commercial paper   [3680]
  - 2. U.S. and Canadian government obligations   [3690]
  - 3. State and municipal government obligations   [3700]
  - 4. Corporate obligations   [3710]
  - 5. Stocks and warrants   [3720]
  - 6. Options   [3730]
  - 7. Arbitrage   [3732]
  - 8. Other securities   [3734]
- D. Undue concentration   [3650]
- E. Other   [3736] $ -   [3740]

10.	Net Capital	$ 448,125	[3750]
		OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Fixed assets, net	$	22,596
Other assets		11,250
	$	33,846

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	**M. RAMSEY KING SECURITIES, INC.**	as of **December 31, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	10,896	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	10,896	[3760]
14.	Excess net capital (line 10 less 13)	$	437,229	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	431,780	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	163,445	[3790]

17. Add:
  A. Drafts for immediate credit _____ [3800]
  B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810]
  C. Other unrecorded amounts (List) _____ [3820] _____ [3830]

18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	_____	[3838]
19.	Total aggregate indebtedness	$ 163,445	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	36%	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ by line 10 less item 4880 page 11)	36%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ _____	[3760]
25.	Excess net capital (line 10 less 24)	$ _____	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	_____	[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	_____	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	_____	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	_____	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	_____	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

M. RAMSEY KING SECURITIES, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER TO RULE 15c 3-3
as of December 31, 2003**

———————————

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

M. RAMSEY KING SECURITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3
as of December 31, 2003**

———————————

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Shareholder of
M. Ramsey King Securities, Inc.

In planning and performing our audit of the statement of financial condition of M. Ramsey King Securities, Inc. (the "Company") as of December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 4, 2004